May 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Office of Real Estate & Construction100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cheryl Brown

Re:	Cartesian Growth Corporation II

Registration Statement on Form S-1

Filed December 23, 2021, as amended

File No. 333-261866

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Cartesian Growth Corporation II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on May 5, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Senior Managing Director

[Signature Page to UW Acceleration Request]